Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.

Reconciliation of Net Income Under Canadian GAAP to U.S. GAAP
For the years ended December 31	Note	2005	2004
		(restated - note A)	(restated - note A)
Net Income - Canadian GAAP		$ 79,876	$ 16,764
Increase (Decrease) Under U.S. GAAP
Unrealized gain/(loss) on derivative instruments	E	(1,240)	10,110
Depletion, depreciation and accretion	B	14,751	527
Interest, net	E	(8,286)	(1,061)
Unit based compensation	D	(16,581)	(3,090)
Income tax expense	B,E,I	(2,095)	(3,886)
Non-controlling interest	C	1,849	436
Net Income - U. S. GAAP		$68,274	$19,800

Net income per trust unit
Basic		$0.98	$0.30
Diluted		$0.96	$0.30

Weighted average trust units
Basic		69,712	65,209
Diluted		74,131	65,682

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

Consolidated Statement of Operations - U.S. GAAP
For the years ended December 31	Note	2005	2004
(restated - note A)			(restated - note A )
Revenue
Petroleum and natural gas sales		$546,940	$420,400
Royalties		(81,898)	(65,988)
Realized loss on financial derivatives		(48,462)	(78,124)
Unrealized gain (loss) on financial derivatives	E	13,456	10,707
		430,036	286,995

Expenses
Operating		110,648	89,078
Transportation		22,399	18,714
General and administrative		16,010	15,243
Unit based compensation	D	21,927	7,736
Interest, net	E	41,410	20,473
Foreign exchange gain		(6,784)	(15,979)
Depletion, depreciation and accretion	B	152,384	160,281
		357,994	295,546
Income (loss) before income taxes		72,042	(8,551)
Current		8,747	9,000
Future	B,E,I	(4,979)	(37,351)
Income taxes (recovery)		3,768	(28,351)

Net Income / Comprehensive Income		$68,274	$19,800

Consolidated Statement of Accumulated Income
Accumulated Income, beginning of the year		$(438,590)	$(326,854)
Net Income		68,274	19,800
Adjustment for fair value of Temporary Equity	C	(350,508)	(131,536)
Accumulated income, end of the year		$(720,824)	$(438,590)

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

Condensed Consolidated Balance Sheet
		2005		2004
As at December 31	Note	As Reported	U.S. GAAP	As Reported	U.S. GAAP
(restated - note A)					(restated - note A)
Assets
Current Assts		$89,036	$89,345	$48,453	$ 51,311
Petroleum and natural gas properties		2,461,045	2,446,201	2,342,514	2,332,979
Accumulated depletion and depreciation	B	(1,491,307)	(1,638,893)	(1,332,581)	(1,494,918)
Petroleum and natural gas properties		969,738	807,308	1,009,933	838,061
Deferred charges and other assets		9,038	9,038	6,491	6,491
Goodwill		37,755	37,755	39,259	39,259
		$1,105,567	$943,446	$1,104,136	$ 935,122

Liabilities and Unitholders’ Equity
Current Liabilities	E	$223,947	$230,924	$253,914	$ 253,914
Long Term Debt		209,799	209,799	216,583	216,583
Convertible Debentures	F	73,766	77,464	-	-
Deferred Obligations		4,558	4,558	-	-
Asset Retirement Obligation		33,010	33,010	73,297	73,297
Future Income Taxes	B,E,I	159,745	85,096	164,909	90,075
		704,825	640,851	708,703	633,869

Non-controlling Interest	C	12,810	-	12,936	-
Temporary Equity		-	1,291,405	-	886,288

Unitholders’ Capital	C	555,020	-	515,663	-
Conversion Feature of Debentures	F	3,698	-	-	-
Contributed Surplus	C	10,332	-	6,287	-
Accumulated Distributions		(267,986)	(267,986)	(146,445)	(146,445)
Accumulated Income		86,868	(720,824)	6,992	(438,590)
		387,932	(988,810)	382,497	(585,035)
		$1,105,567	$943,446	$1,104,136	$ 935,122

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

Condensed Consolidated Statement of Cash Flows - U.S. GAAP
For the years ended December 31	2005	2004
(restated - note A)		(restated - note A )
Operating Activities
Net income	$68,274	$19,800
Unit based compensation	21,927	7,736
Amortization of deferred charges	1,492	11,171
Unrealized foreign exchange gain	(6,784)	(15,979)
Depletion, depreciation and accretion	152,384	160,281
Accretion on debentures	321	-
Unrealized (gain) loss on financial derivatives	(5,170)	(9,646)
Future income taxes	(4,979)	(37,351)
Change in non-cash working capital	(20,212)	3,589
Asset retirement expenditures	(1,637)	(2,739)
Decrease in deferred charges and other assets	(977)	212
Cash from Operations	204,639	137,074

Cash Used in Investing Activities	(151,228)	(284,680)

Cash (Used) From Financing Activities	$(53,411)	$93,875

Notes:
(A) Restatement of the Canadian - U.S. GAAP Reconciliation
In November 2006, it was identified that the Trust inappropriately recorded certain Canadian - United States GAAP differences for 2005 and prior years. As such the above reconciliation between Canadian and U.S. GAAP has been restated. A discussion of the changes and their impact follows.

(1) Fair Value of Interest Rate Swap
In 2005 the change in the fair value of the interest rate swap was calculated as a gain of $2.6 million before tax when it should have been a loss of $8.3 million before tax. As a result of the adjustment to the fair value of the derivative instrument, net income decreased by $6.5 million, future income tax liability decreased by $4.3 million, current liabilities increased by $5.4 million and current assets decreased by $5.4 million. Both basic and diluted net income per unit were decreased by $0.10.

(2) Exchangeable Shares
Under Canadian GAAP, when the Trust’s exchangeable shares are converted to Trust Units, the transaction is treated as a step acquisition under CICA Handbook Section 1581 - “Business Combinations”. To account for this step acquisition, the difference between the fair value of the exchangeable shares and their carrying value are tax affected and added to petroleum and natural gas assets. The offset is credited to future tax liability and Trust Units. Under U.S. GAAP, the exchangeable shares are considered to be a component of Temporary Equity and therefore no business combination is considered to have occurred. For the years 2003 through 2005, the reversal of this step acquisition in reconciling the financial statements from Canadian GAAP to U.S. GAAP was incorrectly recorded. The correction has resulted in a cumulative decrease in petroleum and natural gas assets in 2005 of $45.8 million (2004 - $35.2 million) and a decrease in future income tax liability of $17.1 million (2004 - $13.3 million). The adjustments had no effect on net income. In addition, in 2005 $2.2 million of net income was reversed for U.S. GAAP related to net income attributable to the exchangeable shares reported as non-controlling interest for Canadian GAAP purposes. The amount that should have been reversed was only $1.8 million resulting in a decrease in net income of $0.4 million.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

(3) Temporary Equity
The Trust’s Units are not considered to be permanent Unitholders’ Equity under U.S. accounting principles. In accordance with Emerging Issues Task Force (“EITF”) D-98, they are presented as Temporary Equity at redemption value. The change in redemption value is recorded as an adjustment to Accumulated Income. In 2005 and prior years, the Trust did not recognize the effect on Accumulated Income from the change in the carrying amount of its Unit Capital and Exchangeable Shares when they were recorded at their redemption value and reclassified to Temporary Equity. This has been corrected and prior year amounts have been restated. As a result, accumulated income for 2005 increased by $177.5 million (2004 - increase $141.7 million).

(4) Conversion Feature of Debentures
Under U.S. GAAP the conversion feature of the Trust’s Convertible Debentures is not bifurcated from the host contract as per EITF 00-19. Hybrid instrument that are conventional convertible debt instrument do not require the embedded derivative to be bifurcated from the host contract. The conversion feature was bifurcated under Canadian GAAP and classified as equity. This adjustment was not recorded in the reconciliation to U.S. GAAP. As a result, convertible debentures have been increased by $3.7 million and the conversion feature has been decreased by $3.7 million.

The following table summaries the adjustment made to the U.S. GAAP financial statement items.

			2005			2004
	Note	As previously reported	Adjustment	Restated	As previously reported	Adjustment	Restated

Net income	1,2	75,150	(6,876)	68,274	19,800	-	19,800

Current assets	1	94,773	(5,428)	89,345	51,311	-	51,311
Capital assets	2	853,144	(45,836)	807,308	873,279	(35,218)	838,061

Current liabilities	1	225,497	5,427	230,924	253,914	-	253,914
Convertible debentures	4	73,766	3,698	77,464	-	-	-
Future income tax liability	1,2	106,521	(21,425)	85,096	103,326	(13,251)	90,075
Conversion feature of debentures	4	3,698	(3,698)	-	-	-	-
Accumulated income (deficit)	1,2,3	(891,448)	170,624	(720,824)	(580,292)	141,702	(438,590)

(B) Full Cost Accounting
The full cost method of accounting for crude oil and natural gas operations under Canadian GAAP and U.S. GAAP differs in the following respects. Under U.S. GAAP, the book value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent, (based on prices and costs at the balance sheet date) plus the lower of cost and fair value of unproven properties including the cost of properties not being amortized. The cost of properties not being amortized consists of the cost of acquiring and evaluating undeveloped land.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

Under Canadian GAAP the first stage of this “ceiling test” is a recovery test which compares the undiscounted future cash flow from proved reserves at forecast prices plus the cost less impairment of unproved properties to the net book value of the petroleum and natural gas assets to determine if the petroleum and natural gas assets are impaired. An impairment loss exists when the book value of the petroleum and natural gas assets exceeds such undiscounted cash flows. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the net book value of the petroleum and natural gas assets exceed the future discounted cash flow from proved plus probable reserves at forecast prices.

As a result of applying the U.S. GAAP ceiling test in prior years, the Trust recorded additional depletion of $340.7 million before income tax. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation and accretion will differ in subsequent years.

Effective January 1, 2004, the Trust adopted changes to the Canadian Institute of Chartered Accountants (“CICA”) Full Cost Accounting Guidelines. Under Canadian GAAP, depletion is calculated by reference to proved reserves estimated using forecast prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices and costs. The difference in proved reserves has resulted in $14.8 million less depletion record under U.S. GAAP for the year ended December 31, 2005 ($0.5 million - 2004).

(C) Temporary Equity
The Trust Units contain a redemption feature which is required for the Trust to retain its mutual fund trust status for Canadian income tax purposes. The redemption feature of the trust units entitles the holder to redeem the Trust Units. However, the restrictions on redemption are not substantive enough to be accounted for as a component of permanent Unitholders’ Equity under U.S. GAAP, in accordance with EITF D-98, and the trust units must be presented as Temporary Equity and carried on the consolidated balance sheets at their redemption value.

In applying EITF D-98 the Trust has recorded Temporary Equity in the amount of $1,265.1 million as at December 31, 2005 and $878.8 million as at December 31, 2004 which represents the estimated redemption value of the Trust Units and the exchangeable shares (which are convertible into trust units) at the balance sheet date. The difference between the Trust’s Temporary Equity under U.S. GAAP and Unitholders’ Capital under Canadian GAAP is applied to Accumulated Income (Deficit). The adjustments to Accumulated Income (Deficit) are a charge of $350.5 million for 2005 and $131.5 million for 2004.

In compliance with EITF D-98, the Trust also re-classed to Temporary Equity $26.3 million in 2005 and $7.5 million in 2004 of Contributed Surplus relating to the intrinsic value of Trust Unit Rights outstanding at year-end.

Under Canadian GAAP, the exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet. Net income under Canadian GAAP has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the consolidated balance sheet.

Under U.S. GAAP, the consolidated balance sheet would not include an amount for non-controlling interest and income would not be reduced. Instead, under U.S. GAAP, the estimated redemption amount of the exchangeable shares at balance sheet date would be included in Temporary Equity on the consolidated balance sheet.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)
(D) Unit-Based Compensation
The Trust has a Trust Units Rights Incentive Plan established in 2003. As the exercise price of the unit rights granted under the plan is subject to downward revisions from time to time, the unit rights plan is a variable compensation plan under U.S. GAAP. Accordingly, compensation expense is determined as the excess of the market price over the exercised price at the end of each reporting period and is recognized in income over the vesting period of the rights. The accounting for compensation expense for the unit rights plan results in a difference between Canadian and U.S. GAAP, as the Trust uses the fair value method to account for its unit compensation expense under Canadian GAAP. Under US GAAP $16.6 million of additional compensation expense was recorded in 2005 (2004 -$3.1 million).

The Company had a stock option plan which terminated in 2003. Until the termination of the stock option plan, the account for the stock option plan was done in accordance with FASB Statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation” (“FAS 123”). FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by the FAS 123, the Trust elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25 (“APB 25”).

APB 25 also requires recognition of compensation cost with respect to changes in intrinsic value for variable employee stock compensation plans. As a result of the modifications to the terms of employee stock options, the modified options were subject to variable plan accounting, which resulted in a year-to-date cumulative charge of $13.8 million to accumulated income at December 31, 2003 for U.S. GAAP purposes.

(E) Derivative Instruments and Hedging
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative instruments and Hedging Activities" (FAS 133), as modified by Statement No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. The statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that change in the fair value be recognized currently in income unless specific hedge accounting criteria are met. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. At December 31, 2005 , the Trust’s financial instruments that do not meet the specific hedge accounting under U.S. GAAP has resulted in the recording on the balance sheet, at their fair value, an additional liability of $7.0 million and additional asset of $0.3 million(December 31, 2004 - additional asset of $2.9 million).

Unrealized gain / (loss) on derivatives related to:
	2005	2004
Commodity Prices and Currency Swaps	$13,456	$10,707
Interest Swaps (Interest, net)	(8,286)	(1,061)
	$5,170	$9,646

(F)  Convertible Debentures
Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity. Under U.S. GAAP, the convertible debentures in their entirety are classified as debt. As a result $3.7 million has been reclassified to liabilities from equity.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

(G) Other Comprehensive Income
Statement of Financial Accounting Standards No. 130 "Comprehensive Income" requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income. Management believes that it has no other comprehensive income; accordingly comprehensive income is equivalent to net income.

(H) Consolidated Statement of Cash Flows
Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

(I) Future Income Taxes
Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates.

The future income tax adjustments included in the Reconciliation of Net Income under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

Recent Developments in U.S. Accounting

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments”. This is an amendment of FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and Statement 140, “Accounting for Transfers and Servicing of financial Assets and Extinguishments of Liabilities”. This Statement permits fair value re-measurement for hybrid financial instruments that contain embedded derivatives and further clarifies the definition of embedded derivatives. Statement 155 eliminates the prohibition in Statement 140 on a qualifying special-purpose entity from holding a derivative financial instrument. The Trust will be required to adopt this standard beginning with the year ended December 31, 2007. The Trust does not expect the amendment to have a material impact on its consolidated financial statements.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. This Statement requires retrospective application to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Trust has adopted this standard in the preparation of its consolidated financial statements.

In December 2004, the FASB Issued SFAS No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method. The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application. This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date.

Statement 123R also requires liability classified awards to be re-measured to fair value at each balance sheet date until the award is settled. On August 31, 2005, Statement 123R-1 was issued to defer the requirement that a freestanding financial instrument originally subject to 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, Statement 123R-2 was issued to provide further guidance on the application of grant date as defined in FAS 123R. The Trust is currently assessing the impact of FAS 123R on its consolidated financial statements.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. The Trust does not expect the adoption of this standard to have any material effect on its consolidated financial statements.

Recent Developments in Canadian Accounting

Financial Instruments   In January, 2005 the CICA issued three new standards relating to the reporting of financial instruments in financial statements. These standards introduce new requirements for the recognition and measurement of financial instruments and comprehensive income. Section 3855, “Financial Instruments - Recognition and Measurement” requires that all financial instruments, including derivatives, are to be included on a company’s balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standard also provides guidance on when gains and losses as a result of changes in fair values are to be recognized in the income statement.

The issuance of the new Section 3855 will result in amendments to Section 3860 “Financial Instruments - Disclosure and Presentation” to make the scope and definitions consistent with that of the new Section 3855, including expanding the scope to include certain commodity-based contracts, and to update certain disclosures in light of the introduction of Section 3855. Other Handbook Sections have also been amended for conformity with the new standards.

Section 3865 “Hedges”, extends the existing requirements for hedge accounting currently under AcG -13. This new section allows for the optional treatment of accounting for financial instruments that are designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss on a derivative hedging item, or the gain or loss on a non-derivative hedging item attributable to the hedged risk, is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income. For a hedge of a net investment in a self-sustaining foreign operation the same accounting is followed as for a cash flow hedge.

A new location for recognizing certain gains and losses - other comprehensive income - has been introduced with the issued of Section 1530, “Comprehensive Income”. An integral part of the accounting standards on recognition and measurement of financial instruments is the ability to present certain gains and losses outside net income, in other Comprehensive Income. This standard requires that a company should present comprehensive income and its components in a financial statement displayed with the same prominence as other financial statements that constitute a complete set of financial statements, in both annual and interim financial statements. Exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, previously recognized in a separate component of shareholders’ equity, in accordance with Section 1650, “Foreign Currency Translation”, will now be recognized in a separate component of other comprehensive income.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

These three new Handbook Sections are effective date for annual and interim periods in fiscal years beginning on or after October 1, 2006. The Trust is evaluating the impact the adoption of these new standards will have on its consolidated financial statements.

Non-Monetary Transactions In June 2005, The CICA issued Section 3831 “Non-Monetary Transactions”, which replaces the culmination of earnings test with a commercial substance test as the criteria for fair value measurement. In addition, fair value measurement is clarified. The Company does not expect application of this new standard to have a material impact on its consolidated financial statements.

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